UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SEC FILE NUMBER
FORM 12b-25	001-38308

CUSIP NUMBER
NOTIFICATION OF LATE FILING	39540F101

(Check one):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: December 31, 2018

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Greenpro Capital Corp.

Full Name of Registrant

Greenpro Inc.
Former Name if Applicable

1701-03, 17/F, The Metropolis Tower, 10 Metropolis Drive

Address of Principal Executive Office (Street and Number)

Hung Hom, Hong Kong
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)

The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject  quarterly report of transition  report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Greenpro Capital Corp (the “Company”) is unable to file, without unreasonable effort or expense, its Yearly Report on Form 10-K for the period ended December 31, 2018 (the “Form 10-K”). Additional time is needed for the Company to compile and analyze supporting documentation in order to complete the Form 10-K and in order to permit the Company’s independent registered public accounting firm to complete its review of the unaudited condensed consolidated financial statements included in the Form 10-K. The registrant undertakes the responsibility to file such quarterly report no later than fifth calendar day after its prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lee Chong Kuang	+852	3111-7718
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
[X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [X] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Greenpro Capital Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date : March 18, 2019	By:	/s/ Lee Chong Kuang
Lee Chong Kuang
	Title:	CEO / Director